Assured Med Supply LLC

Appendix X

Business and Anticipated Business Summary (Additional Response to Q7)

The Company is currently developing a robust, specialized AI platform trained on domain-specific medical supply datasets and combine them with a general open-source model to handle non-domain-specific and conversational queries. This approach will allow us to create a comprehensive, accurate, and tailored solution for the medical supply industry.

The next step is to put this platform in the hands of hospital users, including our existing registered vendor partners. We anticipate that our specialized models will outperform general models in their designated tasks due to their optimization and fine-tuning for specific areas. We believe that these users will recognize the potential for time and cost savings, making our platform an attractive proposition.

Once we have gathered user feedback and developed a convincing prototype, we will assess our remaining funds and explore two potential paths forward. If the product is ready for market, we can introduce a SaaS fee and start monetizing the platform. Alternatively, if further development is needed, we will continue to offer the alpha version for free while simultaneously raising additional funds from investors, leveraging the positive feedback and proof of concept to secure further investment.

We (as do many AI investors and entrepreneurs) acknowledge that a good generative AI business is very expensive to build and run and very much an iterative process, as demonstrated by OpenAI, Anthropic, and specialized Generative AI companies like Harvey who raised significant capital rounds and released exclusively free versions of their products well before charging for them. We also face an additional hurdle of needing to build a highly accurate product as building an AI that will help determine the purchase of medical products requires a very high degree of accuracy since our hospital clients have very high liability if we get things wrong.

As the platform gains traction, we will begin charging for the product and aim to onboard more vendors. Our ultimate goal is to reach a point where we can charge a substantial SaaS fee and a platform transaction fee (similar to eBay or other marketplaces), capitalizing on the high volume of transactions. Even if the marketplace aspect does not materialize as planned, we believe that the core value of our specialized AI platform, coupled with a well-designed UI/UX, will still position us for success in the medical supply industry.